EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2017	2016	2015	2014	2013
Earnings (1)	$4,082	$139	$3,439	$3,152	$9,371
Plus: Interest expense	1,177	1,101	1,094	1,108	1,192
One-third of rental expense (2)	110	125	124	127	145
Adjusted Earnings	5,369	1,365	4,657	4,387	10,708

Fixed charges:
Interest expense (3)	1,177	1,101	1,094	1,108	1,192
Capitalized interest	8	7	14	13	25
One-third of rental expense (2)	110	125	124	127	145
Total fixed charges	$1,295	$1,233	$1,232	$1,248	$1,362

Ratio of earnings to fixed charges	4.1	1.1	3.8	3.5	7.9
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(1)	Consolidated profit before taxes

(2)	Considered to be representative of interest factor in rental expense

(3)	Does not include interest on income taxes and other non-third-party indebtedness